EXHIBIT 99.2

TSX-V: MCLD NASDAQ: MCLD

MANAGEMENT'S DISCUSSION & ANALYSIS Q3 2021

mCloud

TSX-V: MCLD NASDAQ: MCLD

NOTICE

This Management's Discussion and Analysis ("MD&A) of the financial condition of results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance including our liquidity and capital resources, for the three and nine months ended September 30, 2021. The following MD&A should be read in conjunction with the condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2021 (the "Q3 2021 Financial Statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information about the Company and its subsidiaries, including its annual information form, is available under the Company's profile on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and our Company website at www.mcloudcorp.com. This MD&A is presented as of the MD&A date.

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "project", "seek", "should", "targeting", "will" and other similar expressions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to support operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company's existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key collaborators, (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact where a significant disruption to its information technology to occur. See also "Risks Factors and Uncertainties" below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TSX-V: MCLD NASDAQ: MCLD

All figures are in millions of Canadian dollars except share and per share data unless otherwise noted.

"Annual Financial Statements" means the Company's consolidated financial statements for Fiscal 2020.
"Annual MD&A" means the Company's MD&A for the year ended December 31, 2020.

"Fiscal 2021" means the fiscal year ending December 31, 2021
"Fiscal 2020" means the fiscal year ended December 31, 2020

"Q1 2021" means the three months ended March 31, 2021
"Q2 2021" means the three months ended June 30, 2021
"Q3 2021" means the three months ended September 30, 2021
"Q4 2021" means the three months ending December 31, 2021

"Q1 2020" means the three months ended March 31, 2020
"Q2 2020" means the three months ended June 30, 2020
"Q3 2020" means the three months ended September 30, 2020
"Q4 2020" means the three months ended December 31, 2020

NON-GAAP MEASURES

The information set out on Page 1 of the MD&A also includes reference to "Net Dollar Retention" and "Gross Dollar Retention," which are not recognized under International Financial Reporting Standards and are non-generally accepted accounting principle ("Non-GAAP") measures.

The Company defines Net Dollar Retention as the annual revenue attributable to AssetCare minus customer churn plus revenue associated with additional sales to current customers and defines Gross Dollar Retention as the annual revenue attributable to AssetCare minus customer churn.

The Company believes Net Dollar Retention and Gross Dollar Retention are useful measures as they provide important and relevant information to management about the operating and financial performance of the Company. Net Dollar Retention and Gross Dollar Retention enables management to characterize the growth of the business as it relates to customer upsell and retention.

TABLE OF CONTENTS

Q3 2021 INFOGRAPHIC	PAGE 1

COMPANY OVERVIEW	PAGE 2

QUARTER IN REVIEW	PAGE 19

COVID-19 UPDATE	PAGE 22

FINANCIAL INFORMATION	PAGE 23

OUTSTANDING SHARE DATA	PAGE 35

RISK FACTORS, UNCERTAINTIES, AND FORWARD LOOKING INFORMATION	PAGE 36

TSX-V: MCLD NASDAQ: MCLD

First Nine Months 2021 - mCloud by the Numbers

AssetCare™ solution sales and recurring revenues drive company growth.

Total

Revenue
$22.9M
+ 29%

AssetCare Recurring

Revenue
$19.3M
+ 165%

Gross Margin

64%

Annual SaaS Performance For FY 2020

Net Dollar Retention
273%

Gross Dollar Retention
100%

Win/Loss Ratio
74%

LTV-to-CAC
3.2x

Capitalization

Shares Outstanding
13.7M

Connected Assets

63,453
At 09/30/2021 vs 12/31/2020
+ 3,991 Assets

Customers

100+ Enterprise Customers Worldwide

Presence

14 Offices
7 Countries

First nine months 2021 information presented above provides a period-over-period comparison of the Company's results for the nine month period ended September 30, 2021 to the Company's results for the nine month period ended September 30, 2020, unless otherwise stated. For further information, please see the applicable financial statements of the Company available for review on the Company's SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

1 | Management's Discussion and Analysis

COMPANY OVERVIEW

Using AI and analytics to optimize energy-intensive assets and deliver Results-as-a-Service.

Founded in 2017 and headquartered in Canada with key operation and technology centers in the United States, Australia, and throughout Europe, mCloud Technologies Corp. ("mCloud" or the "Company") is a provider of asset performance management solutions combining the industrial Internet of Things ("IoT"), artificial intelligence ("AI"), and the cloud. Through mCloud's proprietary AssetCare™ platform, mCloud unlocks the untapped potential of energy-intensive, and typically under-managed, assets such as rooftop HVAC units, wind turbines, and industrial heat exchangers.

IoT enables rapid, highly scalable connectivity to millions of assets. AI and the cloud enable the creation of digital twins for every connected asset and the continuous discovery of opportunities to optimizie asset efficiency and performance. A portfolio of cutting-edge mobile and advanced visualization apps guides and directs workers charged with the operation and maintenance of these assets to continually take actions that ensure assets are always running optimally.

mCloud primarily operates in three verticals: commercial buildings, energy utilities including wind and renewables, and process industries such as oil and gas. Through AssetCare, mCloud's technology enables businesses in these verticals to take the actions needed to drive bottom-line results, curbing energy consumption, minimalizing waste, optimizing production, and ensuring worker safety. mCloud's technology enables digitalization to decarbonize assets, reduce harmful emissions, and drive an Environmental, Social, and Governance ("ESG") agenda.

The Company delivers AssetCare to customers through multi-year recurring subscription contracts akin to commercial Software-as-a-Service ("SaaS"). Every AssetCare subscription includes asset connectivity, 24/7 asset monitoring through the Company's Live Operations ("LiveOps") team, and access to apps enabling AI-assisted operations and maintenance actions focused on delivering measurable, bottom-line results such as direct reductions in kWh consumption, improvements in annual energy production ("AEP"), and optimization of asset OPEX. mCloud calls this the delivery of "Results-as-a-Service."

14	7	+230
GLOBAL OFFICES	COUNTRIES	EMPLOYEES

+ *Learn More*

AssetCare Platform	ESG Initiatives	Investor Relations	Contact Us
https://www.mcloudcorp.com/	https://www.mcloudcorp.com/esg	https://investor.mcloudcorp.com/	https://www.mcloudcorp.com/contact-us

2 | Management's Discussion and Analysis

MANAGEMENT TEAM

mCloud's management team is comprised of recognized industry leaders from every corner of high-tech, finance, and enterprise asset management with decades of experience in the markets where mCloud operates. The team brings deep experience leading private and mature public companies from around the world.

Russ McMeekin

Co-Founder, President and Chief Executive Officer

Costantino Lanza

Co-Founder and Chief Growth and Revenue Officer

Chantal Schutz

Executive Vice President and Chief Financial Officer

Barry Po

Executive Vice President and Chief Marketing Officer

Jim Christian

Chief Product and Technology Officer

Arnel Santos

Executive Vice President and Chief Operating Officer

Kim Clauss

Executive Vice President and Chief Talent Success Officer

+ Learn More
https://www.mcloudcorp.com/about-us/leadership

3 | Management's Discussion and Analysis

mCLOUD SOLUTIONS

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AI WITH A PURPOSE

AssetCare unlocks the untapped potential of energy-intensive assets using AI, IoT and the cloud.

mCloud applies AI and analytics initially developed for aerospace, defense, and nuclear energy applications to optimize the performance and efficiency of energy-intensive assets around the world.

The Company deliberately applies AI to solve very specific optimization problems that are the root causes of unnecessary waste, production loss, or carbon footprint in assets that typically receive less attention than needed for these assets to operate optimally.

1

Connected Buildings

AssetCare solutions drive direct improvements in building energy efficiency and improve occupant health and safety through optimization of indoor air quality by optimizing building HVAC systems, improving HVAC energy efficiency by up to 25% and eliminating up to 95% of airborne particulates smaller than one micron in size.

2

Process Industries

AssetCare solutions optimize the performance of under-managed assets such as the well-heads at upstream sites and the numerous heat exchangers and gas compressors at every midstream facility, applying AI to improve responsiveness to unplanned downtime events that lead to flaring incidents by up to 300% and decreasing asset OPEX by up to 50%.

3

Wind and Renewables

AssetCare identifies opportunities to improve the AEP of wind turbines in mid-life by up to 2%, using AI to combine data about the performance of turbine blade condition with performance data from key components such as the gearbox to identify inefficiencies that prevent a wind turbine from optimally converting wind into energy.

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base of over 100 enterprise customers including notable brands such as Bank of America/JLL, Duke Energy, Cenovus, AltaGas, SoftBank, TELUS, General Dynamics, Idemitsu, and Lockheed Martin who benefit from mCloud solutions today.

5 | Management's Discussion and Analysis

ASSETCARE SOLUTIONS

All mCloud solutions are powered by technologies integrated into the Company's AssetCare technology platform in the cloud.

mCloud has employed a strategy of acquiring "best of breed" asset performance management technologies that serve the markets where mCloud operates, focusing internal research and development on the integration of these technologies into complete end-to-end service offerings for customers. This strategy has enabled the Company to rapidly commercialize these technologies and expedite the go-to-market of AssetCare solutions.

Acquired technologies integrated into one platform enabling "Results-as-a-Service"

AssetCare™
kanepi | Buildings / Wind / Oil & Gas
Enterprise Analytics and Mobile Workflow
Major energy providers in SE Asia
FDSI | Buildings
High Performance HVAC AI & Analytics
Bank of America, US DOE, Purdue
AirFusion | Wind
3D + Digital Blade Inspection
Major European wind operators
NGRAIN | Wind / Oil & Gas
Military-Grade AI and Visual Analytics
Lockheed Martin, US DoD
CSA | Oil & Gas / Nuclear
3D Digital Twin Foundation
~95% of all nuclear facilities in USA
Agnity | Buildings / Wind / Oil & Gas
Connected Worker Communication
AT&T, Softbank, TELUS, Rogers
Autopro | Oil & Gas
Process Automation in Alberta O&G
Every major O&G provider in Western Canada

+ *Learn More*
https://www.mcloudcorp.com

6 | Management's Discussion and Analysis

AssetCare connects and guides workers to drive actions ensuring optimal asset performance.

Connected-Buildings	Process Industries	Renewable Energy
• HVAC	• Control Systems	• Wind Turbines
• Refrigeration	• Heat Exchangers	
• Indoor Air Quality	• Compressors	
	• Artificial Lift	

CONNECT TO ASSETS
1
Devices, existing controls and new sensors collect data about performance and condition
2
PORTFOLIO PERFORMANCE
Digital twins and AI identify opportunities for improvement
3
DATA DRIVEN MAINTENANCE
Predictive and condition-based operations and maintenance
4
24/7 LIVEOPS
AI & experts monitor continuously and respond to alerts
5
MOBILE REMOTE EXPERT
Front-line workers get help from SMEs anytime
6
FIELD DIGITAL ASSISTANCE
Mobile workflows and intelligence guide and drive action
AssetCare™

7 | Management's Discussion and Analysis

CONNECTED BUILDINGS

Energy efficiency, indoor air quality optimization, and remote monitoring with AI.

In the buildings market, mCloud targets standalone commercial buildings with a high energy-use or high occupancy footprint, such as foodservice retail and manufacturing facilities, retail spaces, schools, and warehouses.

Most incumbent commercial smart building solutions are dependent on the presence of an expensive building management system usually only practical in very large commercial spaces. Using IoT and cloud-based connectivity, mCloud enables practical connectivity to spaces of any size at a small fraction of the cost of a traditional building automation solution.

Facility management teams get access to AI-driven help that continuously watches for opportunities to be more energy efficient, automatically taking action to intelligently curb energy use through optimization of HVAC use during peak times of day   when the cost of energy is highest, freeing these teams to work on activities requiring their personal attention. A Web dashboard and mobile app empower these teams to address routine issues anywhere, anytime.

mCloud’s LiveOps team uses AI to watch connect- ed buildings 24 hours a day, 7 days a week, offering on-call support and AI-driven alerts to help building operators take action before maintenance issues become costly or the safety of occupants is compromised.

+ Learn More

https://www.mcloudcorp.com/ HVAC-and-indoor-air-quality

8 | Management’s Discussion and Analysis

INDOOR AIR QUALITY SOLUTIONS

In the wake of COVID-19, mCloud expanded its AI capabilities to optimize indoor air quality (“IAQ”) in addition to building energy efficiency in response to businesses seeking to assure their employees and customers of the safety of their buildings.

In tandem with partners offering cost-effective air purification technologies, mCloud has applied AI to con- tinuously drive IAQ that exceeds the commercial building standards and guidance established by major building and health authorities including the CDC, LEED, and ASHRAE.

AssetCare in action

Smart sensors measure indoor air quality to mitigate the spread of airborne pathogens including COVID-19 and ensures buildings are constantly working to meet local health and safety guidelines.

+ Learn More

https://www.mcloudcorp.com/ HVAC-and-indoor-air-quality

Real-world results

An actual example of a live site, illustrating the “before” and “after” impact that AssetCare can have on a connected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, even indoor environments with particulate levels well be yond safe limits can be made healthy.

9 | Management’s Discussion and Analysis

CONNECTED INDUSTRY

AI-powered asset performance optimization solutions for process industries.

In process industries including oil and gas, mCloud offers a portfolio of solutions that target specific class- es of energy-intensive assets that typically receive less attention than ideal to ensure these assets operate optimally.

AssetCare targets assets including process control systems, heat exchangers, compressors, and artificial lift systems. Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level.

Industrial facilities get access to AI and a portfolio of asset-specific apps that advise operations and maintenance teams, continuously monitoring connected assets to minimize the risk of unplanned down- time events, optimize production, and expedite worker response to critical events. This is complemented through mCloud’s LiveOps support, employing AI to add an additional level of oversight on these assets around-the-clock.

The technology that mCloud employs to connect these assets and make them more efficient also enables the Company to help industrial facilities drive ESG initiatives. Through AssetCare, mCloud uniquely drives action with AI, tracking and attributing actions taken to reduce greenhouse gas emissions and decarbonize businesses at the level of the individual asset. The ability to track and drill-down to precisely track sub-as- sets at this level is unique to mCloud and AssetCare. mCloud’s approach scales enterprise-wide for customers, aggregating and optimizing all of the most important energy-intensive assets in an organization.

+ Learn More

https://www.mcloudcorp.com/connected-industry

10 | Management’s Discussion and Analysis

CONNECTED WIND

Optimized annual energy production (AEP) with digital blade inspection and analytics.

mCloud also targets wind turbines in the middle of operational life, after these assets move off OEM warranties and become energy-intensive assets that often receive less attention that is required to ensure they operate optimally.

Many wind turbines operate inefficiently because of improper operation or maintenance. The Company offers an AssetCare solution for connected wind turbines, delivering AI to wind turbine owners and operators. AssetCare enables these teams to continuously keep track of key aspects of a wind turbine's performance and identify opportunities that will maximize wind turbine AEP.

AI Driven Insights

Drone lifted cameras provide insights into a wind turbine's performance.

Sensor Imagery

Sensor images are sent to the cloud for automated processing.

Unique to mCloud are certain AI-powered technologies that assist wind operators and maintainers to automatically characterize the condition of wind turbine blades, alleviating the need to do traditional "rope inspections" of turbine blades, a costly and labor-intensive process that generally limits the quality of these inspections. Through the use of ground-based or drone-lifted cameras, sensor imagery of turbine blades can be rapidly acquired and then sent to the cloud, leveraging mCloud's unique AI capabilities, for automated processing at a fraction of the cost and time of a conventional inspection. The Company has found that many customers already collect such imagery and directly benefit from the use of mCloud's AI to glean insight from the imagery they already have. This creates opportunities for mCloud to have a first engagement with customers leading to a multi-year AssetCare contracts with them.

+ *Learn More*
https://www.mcloudcorp.com/wind

11 | Management's Discussion and Analysis

ASSETCARE™ MOBILE

Mobile connected worker solutions to guide and direct asset actions.

mCloud offers a cross-industry mobile offering that enables operations and maintenance teams to access a portfolio of AI-powered mobile apps that assist asset work in the field.

Called AssetCare Mobile, mCloud offers three specific apps that are available for mobile phones, tablets, and wearable “smart glasses” or industrial, intrinsically safe hands-free headsets operated through voice command. The latter are especially crucial in high-performance work environments where assets may be deployed in highly inaccessible locations (e.g. high elevations, rooftops).

An AssetCare™ “Digitize” app enables field teams to go fully paperless in the field, replacing traditional paper-based forms with digital checklists, workflows, and procedures. The AssetCare vision is to be the digital successor to the traditional clip board used by most field workers today.

An AssetCare™ “Collaborate” app enables field teams on the front line to contact their colleagues and get remote assistance from subject matter experts through a secure video conferencing link that allows these experts to mentor in real-time front-line workers on how to address challenging issues in the field. This app is compatible with widespread video conferencing capabilities such as Microsoft Teams and Zoom.

An AssetCare™ “Visualize” app enables field teams to access a mobile dashboard to assets connected to AssetCare, giving them insight into the real-time performance and condition of these assets through the asset digital twin in the cloud. Through the use of advanced 3D and mixed reality capabilities, field teams can employ these mobile apps to access guidance and AI-assisted directions that allow these workers to complete these tasks more quickly and more proficiently. Asset- Care creates a digital record of all actions taken.

12 | Management’s Discussion and Analysis

NATURAL LANGUAGE CAPABILITIES

+ Learn More

https://www.mcloudcorp.com/ assetcare-mobile

HANDS-FREE SOLUTIONS

mCloud has invested in the development of AI- based natural language processing capabilities that allow field workers equipped with AssetCare Mobile to query and interface with Asset- Care in a more conversational way, reducing the need to memorize specific commands or navigate through an app to find and access the information they may need on the front-line. This enables AssetCare Mobile to be rapidly put to use with minimal training required on the part of the customer.

ASSETCARE FOR 3D INTELLIGENCE

3D digital twin solutions enabling remote collaboration and virtual operations.

DIGITAL TWINS

The company deploys technology that facili tates the rapid digitization of facilities using high-precision 3D laser scanners that create a very high-resolution “point cloud” that is a 1:1 replica of a facility with sub-millimeter accuracy.

+ Learn More

https://www.mcloudcorp.com/3d-digital-twin

mCloud offers a collection of 3D capabilities that enable customers to create and access 3D digital replicas of assets within their facilities, enabling remote collaboration across multiple teams and locations without requiring teams to be onsite to manage common industrial operations such as Management of Change scenarios.

Through this 3D offering, AssetCare enables teams to do virtual walkthroughs of a digitized facility. Via embedded links in the 3D model to other sources of asset data, teams can quickly access information about specific assets or areas of a facility. Virtual measuring tools allow facility changes to be mapped and planned, for example allowing a team to determine if a very large piece of equipment is at risk of colliding with existing equipment or structures already onsite.

13 | Management’s Discussion and Analysis

ASSETCARE™ ENTERPRISE

Enterprise-wide visual analytics and reporting solutions that enable a single source of truth.

For organizations needing an enterprise-level overlay that provides insight into assets at the portfolio level, the Company offers AssetCare Enterprise, an intelligent visual analytics and reporting platform capable of providing businesses with a “single enterprise view” of all assets.

The AssetCare Enterprise offering is available to customers as a standalone offering, or as a complementary layer to other AssetCare solutions. Through AssetCare Enterprise, front-office operations can be synced with back-office systems, ensuring that all parts of an organization have real-time access to the same data needed to make decisions.

In many organizations, there can be frequent delays of days, weeks, or months before data that is collected in the field is available to decision-makers elsewhere in an organization. Through AssetCare’s connectivity and AssetCare Enterprise, data can be continuously collected and synced effectively eliminating potential delays in accessing information that may be needed to make operational decisions about assets in the field. AssetCare Enterprise is available worldwide in all of the markets where mCloud does business today. The Company expects business in this segment from large multi-site and multi-asset portfolio customers in 2021.

14 | Management’s Discussion and Analysis

ASSETCARE FOR ESG SOLUTIONS

Decarbonize infrastructure, track emissions, and report on ESG matters across the enterprise.

ESG issues have become increasingly important to customers in the markets mCloud serves and the Company has responded by expanding its AssetCare portfolio to include solutions that directly address the need for businesses to track, audit, and verify the impact of actions taken to drive improvements in their ESG standing.

Using the technology underlying the Company's AssetCare Enterprise offering, mCloud offers ESG dashboards and reporting capabilities that enable customers to uniquely see the carbon impact of their operations at the level of the individual asset.

The Company has also introduced a new connected fugitive emissions and leak detection solution that takes advantage of the connected worker capabilities provided by AssetCare Mobile enabling workers at industrial facilities to continuously monitor and respond to gas leaks. In oil and gas, research provided by McKinsey and Company estimates fugitive gas emissions are responsible for approximately 47% of all emissions across the industry. This AssetCare connected solution to detect such leaks is expected to measurably reduce such emissions by enabling earlier detection and action to stop these leaks. Early adopters of the solution have been identified and are expected to onboard the offering in 2021 as access to customer sites resumes. The rollout for these early adopters is supported by industry experts, regulatory bodies, and government agencies.

+ Learn More

To download the 2020 ESG Report visit:
https://www.mcloudcorp.com/esg

15 | Management's Discussion and Analysis

GLOBAL SALES AND MARKETING

mCloud maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, the Kingdom of Bahrain as the gateway to markets in the Middle East, China, Singapore and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company employs sales team members in these countries charged with direct sales efforts of AssetCare solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts an annual user conference called mCloud Connect, which includes headliners from well-known industry leaders, panels, and interactive sessions to gather "voice of the customer" feedback, which is used to improve the Company's portfolio of AssetCare offerings.

Serviceable Obtainable Market (SOM)

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform.

C$24 BILLION SOM

7.3M **Serviceable Commercial Buildings**

3.1M restaurants
4.2 mid-size retain (inc. banks)
2.9k long-term care facilities

C$18.4B SOM

34,780 **Serviceable Industrial Sites**

1.1M oil & gas, LNG & FPSO sites
30.7k wind farms
12.2k mining processing facilities
1.6k pulp and paper facilities

C$5.6B SOM

23,881,000 **Connected Assets**
1,916,700 **Connected Workers**
315,000 **3D Digital Twins**

16 | Management's Discussion and Analysis

The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see figure on page 16 for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas ("O&G"), liquefied natural gas ("LNG"), and floating production storage and offloading ("FPSO") facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company's experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

Primary References

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): ttps://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/
Source(UK):https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source(CN):https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source(US):https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/
Source(CA):https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source(UK):https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/
Source(DE):https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/
Source(IT):https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx
Source(CN):https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html
Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/
Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm
Source(SG):https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities
SourceAUS):https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care
Source(SA):https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx
Source(SA):https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf
Source (SG): Petronas Annual Report 2018: https://www.petronas.com/
Source (Global): Irena and the American Wind Association (AWEA)
Source (Global): World Economic Forum and Parker Bay
Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

QUARTER IN REVIEW AND FINANCIAL INFORMATION

1200.65
100.05
25601.01

The significant events that occurred during Q3 2021 and to the date of this report are described below. All dollar amounts are stated in millions of Canadian Dollars ("C$") unless otherwise stated.

As of September 30, 2021, the Company had 63,453 connected assets (June 30, 2021 - 62,508). This represents a 2% sequential increase in total connected assets quarter-over-quarter and 16% year-over- year. While the Company saw growth in connections, pandemic restrictions in the markets where mCloud operates impeded the Company’s full growth potential. The Company continues to expect full quarter-on-quarter growth resuming as restrictions lift.

Significant Business Contracts and Partnerships

Partnership with URBSOFT in Saudi Arabia

On July 13, 2021, mCloud announced it had signed a Memorandum of Understanding to partner with URBSOFT, a strategic provider of advanced ground and aerial inspection technology solutions in the Kingdom of Saudi Arabia. This partnership paved the way for mCloud to take AssetCare to support the digitalization and ESG objectives of Saudi Vision 2030, the Kingdom of Saudi Arabia’s national economic plan.

Offering AssetCare Connected Building Solutions via Con Edison in New York

On July 20, 2021, mCloud announced it had begun to offer its AssetCare solutions for Heating, Ventilation and Air Conditioning ("HVAC") and Indoor Air Quality ("IAQ") to small business customers of Con Edison, the energy company that serves New York City and Westchester County, N.Y. Through mCloud's partnership with Con Edison, AssetCare customers in New York state can earn payments for measured energy savings achieved through AssetCare over a multi-year period.

Licensed by Ministry of Investment of Saudi Arabia to Advance Digitalization and ESG Objectives of Saudi Vision 2030

On October 13, 2021, mCloud announced it received approval and a license to conduct business activities from the Ministry of Investment of Saudi Arabia ("MISA"). The MISA license marks a major milestone in mCloud's activities in the Middle East and North Africa ("MENA"), enabling mCloud to provide AssetCare solutions to the Kingdom of Saudi Arabia and other countries in the MENA region.

AssetCare™ Solution to Optimize Indoor Air Quality and Energy Efficiency at Restaurants in Saudi Arabia On November 9, mCloud announced it has equipped two initial locations in Saudi Arabia - Casa Pasta and CHICK "N" DIP restaurants - with mCloud's AssetCare solution for HVAC and IAQ. Facilitated through its partnership with URBSOFT, a strategic provider of innovative urban technologies and services supporting the Saudi Vision 2030 initiative in the Kingdom of Saudi Arabia, mCloud will optimize the indoor air quality and energy efficiency in the restaurants.

Lease for Calgary

In October 2021, the Company executed a 12-year lease for its office in Calgary, Alberta. The lease term commences on December 1, 2022, preceded by a fixturing period which the Company will use to build out the office space to their specifications

19 | Management’s Discussion and Analysis

Financing

Debenture Conversion

In December 2020, the Company commenced efforts to raise an aggregate of US$10 million through a private placement offering of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 per debenture. The offering was closed in multiple tranches from December 2020 to May 2021 for gross proceeds of $11.329 million (US$8.884 million). The principal amount of the 2021 Debentures is convertible into common shares at the option of the holder prior to maturity at a calculated conversion price stated in the debenture. The principal amount of the 2021 Debentures outstanding is repayable in common shares or cash at the election of the Company on the maturity date.

The Conversion Agreements provided for certain changes in terms including a reduced conversion price on certain tranches of the 2021 Debentures and the addition of a common share purchase warrant for each common share to be issued upon conversion. On August 13, 2021, the Company received TSX.V approval to convert 99.2% of the principal and accrued interest thereon to the date of the conversion agreements to equity of the Company. The Company issued an aggregate of 2,107,787 common shares and 2,107,787 common share purchase warrants.

Private Placement

On August 13, 2021, the Company announced it had completed it's previously announced non-brokered private placement offering of 75,676 units of the Company at a unit price of $5.55 for gross proceeds of

$420,000. Each unit consists of one common share and one share purchase warrant at an exercise price of $8.55 per common share with warrants expiring April 2024. Net proceeds of $420,000 were allocated to the common shares with no residual allocated to warrants.

Fiera Term Loan

On November 9, 2021, the Company amended its term loan with Fiera Private Debt Fund VI LP (“Fiera”, formerly Integrated Private Debt Fund VI LP). The terms were amended in conjunction with the change to the intercreditor agreement with ATB which determines the priority of security interests in the case of default. The change in the intercreditor agreement allows for the full amount of the operating line with ATB to be available and increases the interest rate on the term loan from 6.85% to 7.5% per annum. In addition, the amendments to the term loan include certain changes to financial covenants which are applicable for the period from July 1, 2021 to December 31, 2022, and the addition of two mCloud subsidiaries as additional guarantors for repayment of the term loan. The principal amount of the loan and the maturity date of August 7, 2026 remained the same. Certain transaction costs were incurred related to the transaction.

ATB Loan

On November 8, 2021, the Company and ATB Financial entered into a new agreement in addition to the current commitment letter governing the revolving operating line. An accordion feature has been added which is a provision that allows the Company to increase the maximum amount that may be borrowed under the facility from $5,000,000 to $10,000,000 and allows for increases in funding in increments of

$1,250,000 subject to certain conditions. The additional $5,000,000 is only available subject to certain requirements and approval from ATB and Fiera under the intercreditor agreement. An additional $950,000 was drawn under the facility on November 12, 2021.

Pursuant to the amended ATB agreement, on November 29, 2021, the Company is expected to issue 186,916 share purchase warrants to ATB, exercisable to purchase an equivalent number of common shares of the Company at an exercise price of $5.35 per share for a period of three years following issuance.

20 | Management’s Discussion and Analysis

Share consolidation

On November 19, 2021, the Company initiated a 3-to-1 consolidation of the Company’s issued and outstanding common shares which took effect at market opening on November 24, 2021. This consolidation was approved by the Company’s shareholders in connection with the Company’s listing on the Nasdaq Capital Market (“NASDAQ”). The Company’s issued and outstanding convertible debentures, stock options, warrants and RSUs are also subject to this consolidation. The par value of the common shares was not adjusted as the result of this consolidation. Accordingly, all share and per share amounts for the periods presented in this MD&A and notes thereto have been adjusted retrospectively to reflect this consolidation.

Listing on Nasdaq Stock Market LLC (“NASDAQ”)

The Company has met the listing requirements of the Nasdaq Stock Market LLC (“NASDAQ”), which included the share consolidation effected in the MD&A, and has received approval to be listed. The Company’s shares were listed on the NASDAQ under the stock symbol MCLD commencing November 24, 2021. The Company’s shares are dual listed on the NASDAQ trading in US dollars and on the TSX.V trading in Canadian dollars.

Brokered Public Offering

On November 29, 2021, the Company is expected to close a public offering of 2,100,000 units of the Company (the “Units”) at US$4.50 per unit for aggregate gross proceeds of US$9,450,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase a common share at an exercise price of US$4.75 per warrant for 5 years following closing subject to adjustment in certain events.

The Company granted the underwriter an over-allotment option which is exercisable for 45 days to purchase up to 315,000 additional common shares and/or 315,000 additional warrants to purchase common shares under the offering. The Company will issue underwriter warrants to purchase 126,000 common shares as a portion of the underwriting compensation which are exercisable six months following the closing and up to three years from the date of closing at an exercise price of US$4.95.

21 | Management’s Discussion and Analysis

Since the beginning of 2020, governments around the world have been forced to enact emergency measures in response to the World Health Organizations declaration of the novel coronavirus ("COVID-19") pandemic. Businesses around the world have suffered material disruption resulting in economic slowdown and uncertainty and significant volatility in the financial markets. To date, the impacts to the Company's operations and financial matters associated with COVID-19 have included (i) a slow-down in technical services due to the in-person nature of these activities and the restrictions placed such as lock-downs and social distancing by governments around the world with many of the most restrictive measures in the most recent quarter being in our core geographic markets, (ii) a delay in the collection of receivables closely associated with business who were most widely impacted by shut-downs and restrictions, and (iii) a delay in certain projects. The long-term impact on the Company’s financial results and cash flows is unknown. While the Company has been negatively impacted by COVID-19, given the Company’s nature of operations COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare™.

COVID Government Support

The Company received government assistance in both Canada the United States and Australia to help temper the financial impact of the crisis. During the three and nine months ended September 30, 2021, government assistance of $1.612 million and $3.730 million, respectively, was recorded in Other Income on the condensed consolidated interim statements of loss and comprehensive loss for the periods then ended (three and nine months ended September 30, 2020 - $1.212 million and $1.865 million). Canadian Government support ended in October 2021.

Impact on Strategic Plan and Growth

The Company continues to assess the economic impacts of COVID-19 pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at September 30, 2021, management has determined that the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

22 | Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The Company's selected financial information for the last eight completed fiscal quarters is shown in the table below. Accounting policies under IFRS were consistently applied across all periods.

For the quarter ended:	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020 (1)	Q4 2019
Total Revenue	$7.336	$7.208	$8.381	$9.223	$6.137	$5.010	$6.558	$10.009
Net loss	15.715	8.349	8.806	8.918	8.713	9.353	7.878	4.213
Net Loss -
mCloud	15.565	8.279	9.325	9.725	9.417	9.707	8.021	6.575
shareholders
Basic and
diluted loss per	$1.23	$0.75	$1.02	$1.07	$1.15	$1.53	$1.26	$1.32
share (in dollars)
Total assets	$74.706	$80.586	$75.996	$77.319	$68.113	$64.349	$67.869	$59.859
Total non- current financial liabilities	$12.978	$24.565	$43.440	$33.443	$33.319	$37.223	$32.795	$32.146

1)       The results for the period ended March 31, 2020 have been updated from what was previously reported for adjustments to the CSA purchase price allocation as a result of measurement period differences, as well as certain immaterial other adjustments, as required by IFRS. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to parent Company has been adjusted from $9.497 million.

Revenues in Q3 2021 were modestly higher than Q2 2021 and in-line with management's expectations. As we start seeing COVID-19 restrictions ease, the Company's is beginning to realized it's ability to fully execute on its revenue targets in many regions. The persistent restrictions in certain key geographical areas, is demonstrated by the small increase in both initialization and engineering services between Q2 2021 and Q3 2021. AssetCare overtime revenues showed continued growth.

The increase of $7.366 in net loss from $8.349 in Q2 2021 compared with $15.715 million in Q3 2021 is largely driven by an IFRS adjustment for $8.664 fair value loss on derivatives related to the 2021 convertible debentures. In addition an increase in the current quarter salaries, wages and benefits, offset by decreases in other expense categories as discussed herein.

23 | Management’s Discussion and Analysis

Review of Quarterly Financial Results

The table below provides key financial performance metrics of the Company for Q3 2021, compared with Q3 2020. This information should be read in conjunction with the Q3 2021 Financial Statements.

Three months ended September 30

	2021	2020	Change $	Change %

Revenue	$7.336	$6.137	$1.199	20%
Cost of Sales	(2.857)	(2.271)	(0.587)	26%
Gross Profit	$4.479	$3.866	$0.612	16%
Expenses
Salaries, wages and benefits	$4.880	$5.276	$(0.396)	(8)%
Sales and marketing	0.464	0.154	0.310	201%
Research and development	0.613	0.394	0.219	56%
General and administrative	1.458	1.411	0.047	3%
Professional and consulting fees	2.410	2.206	0.204	9%
Share-based compensation	0.448	0.338	0.110	33%
Depreciation and amortization	2.815	1.680	1.135	68%
Total expenses	$13.088	$11.459	$1.629	14%
Operating loss	$8.610	$7.593	$1.017	13%
Other Expenses (income)
Finance costs	$1.712	$1.506	$0.206	14%
Foreign exchange loss (gain)	(0.758)	0.513	(1.271)	(248)%
Business acquisition costs and other expenses	(0.013)	0.287	(0.300)	(105)%
Fair value loss on derivatives	8.664	–	8.664	100%
Other income	(2.407)	(0.969)	(1.438)	148%
Loss before tax	$15.809	$8.931	$6.878	77%
Current tax expense	$0.382	$0.173	$0.210	121%
Deferred tax recovery	(0.476)	(0.391)	(0.086)	22%
Net loss for the period	$15.715	$8.713	$7.002	80%
24 | Management’s Discussion and Analysis

Nine months ended September 30

	2021	2020	Change $	Change %

Revenue	$22.925	$17.705	$5.220	29%
Cost of Sales	(8.177)	(6.703)	(1.474)	22%
Gross Profit	$14.748	$11.002	$3.746	34%
Expenses
Salaries, wages and benefits	$16.083	$16.399	$(0.316)	(2)%
Sales and marketing	0.977	1.232	(0.255)	(21)%
Research and development	2.074	0.755	1.319	175%
General and administrative	4.351	3.817	0.534	14%
Professional and consulting fees	6.640	6.796	(0.157)	(2)%
Share-based compensation	1.184	1.028	0.157	15%
Depreciation and amortization	6.779	4.861	1.918	39%
Total expenses	$38.089	$34.889	$3.200	9%
Operating loss	$23.341	$23.887	$(0.546)	(2)%
Other Expenses (income)
Finance costs	$5.895	$4.339	$1.556	36%
Foreign exchange loss (gain)	(0.226)	(0.384)	0.159	(41)%
Business acquisition costs and other expenses	0.323	1.311	(0.988)	(75)%
Fair value loss on derivatives	9.115	–	9.115	100%
Other income	(5.472)	(1.961)	(3.510)	179%
Loss before tax	$32.976	$27.192	$5.784	21%
Current tax expense	$0.862	$0.101	$0.760	753%
Deferred tax recovery	(0.968)	(1.350)	0.382	(28)%
Net loss for the period	$32.870	$25.943	$6.926	27%
25 | Management’s Discussion and Analysis

Revenue

The increase in revenue of $1.199 million in the three months and $5.220 million in the nine months ended September 30, 2021 compared with 2020, is due to an increase in the recurring connected asset segment of the revenues, AssetCare over time, offset by a decrease in revenues for AssetCare initialization and Engineering Services The ability to perform certain services were impeded by COVID-19 travel restrictions in 2021, which we are now beginning to see a lifting of post Q3 close. In addition, the acquisition of kanepi Group Pty. Ltd. ("kanepi") in October 2020 contributed to increased revenues in 2021.

In the following tables, revenue is disaggregated by nature and timing of revenue recognition. See Segment Reporting Information in Note 4 to the Q3 2021 Financial Statements for further information on revenue by location.

Three months ended September 30,

Major Service Line	2021	2020	Change $	Change %
AssetCare initialization	$0.506	$1.592	$(1.086)	(68)%
AssetCare over time	6.625	3.587	3.038	85%
Engineering services	0.205	0.958	(0.753)	(79)%
Total	$7.336	$6.137	$1.199	20%

Timing of revenue recognition	2021	2020	Change $	Change %
Revenue recognized over time	$6.293	$5.158	$1.135	22%
Revenue recognized at point in time upon completion	1.043	0.979	0.064	7%
Total	$7.336	$6.137	$1.199	20%

Nine months ended September 30,

Major Service Line	2021	2020	Change $	Change %
AssetCare initialization	$2.246	$5.017	$(2.771)	(55)%
AssetCare over time	19.265	7.263	12.002	165%
Engineering services	1.415	5.425	(4.010)	(74)%
Total	$22.926	$17.705	$5.221	29%

Timing of revenue recognition	2021	2020	Change $	Change %
Revenue recognized over time	$19.461	$13.794	$5.667	41%
Revenue recognized at point in time upon completion	3.464	3.911	(0.448)	(11)%
Total	$22.925	$17.705	$5.219	29%

The Company's AssetCare over time line has increased by 85% in Q3 2021 and by 165% in the nine months ended September 30, 2021 compared with the same periods in 2020, as previously onboarded clients to the AssetCare SaaS model throughout Fiscal 2020 and 2021 drive growth.

Engineering services, which is highly dependent on performing in-person services, have been impeded by COVID-19 restrictions since mid-2020. As a result, the Company saw $0.753 million and $4.011 million

26 | Management’s Discussion and Analysis

decreases in revenues in Q3 and year to date revenues respectively. Restrictions have begun to ease post Q3 close and the Company expects to begin seeing a consistent increase in this revenue source in the future quarters, with a steady transition back to levels previously realized through 2022.

Cost of Sales, Gross Profit, Gross Margin %

Three months ended September 30,

	2021	2020	Change $	Change %
Cost of Sales	$2.857	$2.271	$0.587	26%
Gross Profit	4.479	3.866	0.612	16%
Gross margin %	61.1%	63.0%		(3)%

Nine months ended September 30,

	2021	2020	Change $	Change %
Cost of Sales	$8.177	$6.703	$1.474	22%
Gross Profit	14.748	11.002	3.746	34%
Gross margin %	64.3%	62.1%		4%

Cost of sales for the three months ended September 30, 2021 of $2.857 million increased 26% from the same period in 2020 of $2.271 million in line with revenue growth. Gross profit for the three months ended September 30 2021 increased 16% to $4.479 million from $3.866 million in 2020 in line with revenue growth and consistent margins and sales mix.

Cost of sales for the nine months ended September 30, 2021 of $8.177 million increased 22% from the same period in 2020 of $6.703 million in line with revenue growth. Gross profit for the nine months ended September 30 2021 increased 34% to $14.748 million from $11.002 million in 2020 in line with revenue growth and consistent margins and sales mix.

Operating Expenses

Overall operating expenses for the three months ended September 30, 2021, increased by 14% or $1.629 million compared with the same period in 2020. The most significant changes between Q3 2021 compared to Q3 2020 are as follows:

•	Salaries, wages and benefits costs decreased by (8)% or $(0.396) million primarily due to a reduction in headcount.

•	Sales and marketing costs increased by 201% mainly as a result of required spending as a precursor to forecasted revenue projections in the uptake in AssetCare solutions across all industries and in particular, in the Indoor Air Quality ("IAQ") space. In addition, mCloud Connect event spending was more significant than prior year. The event included attendees from 28 countries across the world and generated a significant number of new leads.

•	Research and development expenses increased by $0.219 million in Q3 2021 compared with 2020, related specifically to the ongoing development of AssetCare specific technologies, including the introduction of our IAQ Badge.
27 | Management’s Discussion and Analysis

•	General and administration expenses increased by 3% or $0.047 million primarily as the result of the acquisition of kanepi and spending on a future NASDAQ up listing offset by lower spending on training expenses and a focused effort to reduce overhead costs, in particular the closure of our Burnaby, BC satellite office.

•	Professional and consulting expenses remained flat year over year. Costs for professional services are associated with the general efforts to raise capital, explore current and future acquisition opportunities, legal and accounting fees related to the quarterly reviews, technical accounting and advisory fees, valuation work associated with various acquisitions, controls and process documentation and Supplement filing.

•	Depreciation and amortization non-cash costs increased by 68% or $1.135 million for Q3 2021. These changes were related to intangible assets where were acquired as part of business and assets acquisitions throughout Fiscal 2020 acquired from CSA, and kanepi compared with the same period in 2020.

Overall operating expenses for the nine months ended September 30, 2021, increased by a modest 9% or

$3.200 million compared with the same period in 2020. The most significant changes between 2021 and 2020 are as follows:

•	Salaries, wages and benefits costs decreased by 2% or $0.316 million as activity ramp began in Q2 and headcount began to increase. In addition, the acquisition of kanepi in Q4 2020, resulted in a full 9-months of kanepi salaries, wages and benefits during 2021 compared with $0 for the nine months ended September 30, 2020

•	Sales and marketing costs decreased by 21% or $0.255 million due to lower marketing spending early in 2021.

•	Research and development expenses increased by $1.319 million in 2021 compared with 2020, related specifically to the ongoing development of AssetCare specific technologies.

•	General and administration expenses increased by 14% or $0.534 million primarily as the result of additional costs associated with businesses acquired in the prior year that were not present in the comparative period and spending required for a future NASDAQ up listing.

•	Depreciation and amortization increased by 39% or $1.918 million in 2021. Increased costs, which are non-cash in nature, were largely resulted from increased amortization of intangible assets which were acquired in Fiscal 2020 business and assets acquisitions which did not exist int he comparative period.

Other Expenses (Income)

Total other expenses (income) increased by $5.862 million and $6.330 million in the three and nine months ended September 30, 2021, respectively. The primary drivers are as follows:

•	Finance costs increased by $0.206 million and $1.556 million for the three and nine months, respectively due to increased interest and transaction costs associated with the 2021 Debentures.

•	Foreign exchange expense decreased by $1.271 million in the three months, from a loss of $0.513 for the three months ended September 30, 2020 to a gain of $0.758 for the three months ended September 30, 2021 and the gain decreased by $0.159 million in the nine months, as a result of the increased activity and timing of cash receipts and payments made in a variety of foreign currencies during the period due to fluctuating foreign exchange rates.
28 | Management’s Discussion and Analysis

•	Fair value changes in derivatives were $8.664 million loss in the three months and $9.115 million loss in the nine months ended September 30, 2021. These are non-cash losses as a result of the 2021 Debenture Conversion into common shares and warrants. The components of this total include: deferred loss on timing differences of the convertible debentures along with losses on modification and remeasurement of the financial liability, partially offset by gains on the remeasurement of the warrant liability from date of issuance on August 13, 2021 to September 30, 2021.

•	Other Income increased by $1.438 million and $3.510 million in the three and nine months ended September 30, 2021 respectively, over the comparative periods. The majority of Other income includes wage subsidies received from the Canadian government and low-interest loans from the US Government which have been partially forgiven in the periods. During the nine months ended September 30, 2021, contingent consideration associated with the acquisition of Construction Systems Associates, Inc. USA was determined not to be payable and $0.581 million was recognized in other income.

CAPITAL RESOURCES

Cash

On September 30, 2021, the Company had $1.326 million in cash compared with $1.111 million as at December 31, 2020. All cash was held in bank accounts, primarily with Canadian and US banks. The change in balance from September 30, 2021 to December 31, 2020 is primarily due to proceeds from the issuance of the 2021 Debentures, and subsequent conversion, and share issuances partially offset by the repayment of loans and cash used in operations.

Credit Facility

On May 17, 2021, one of the Company’s subsidiaries executed a commitment letter for a $5,000,000 secured revolving operating facility with ATB Financial which is a financial institution wholly owned by the Province of Alberta. The facility is available by way of a variety of instruments. On June 24, 2021,

$2,500,000 of the available amount was drawn. The facility is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due monthly at the end of each month. The facility may be prepaid without penalty. On November 10, 2021, an additional $950,000 of the amount available was drawn.

The facility is subject to certain reporting and financial covenants. The Company breached the financial covenant at September 30, 2021 and the lender provided a waiver subsequent to the end of the reporting period. Since the facility is due on demand there is no impact on the carrying amount or classification as a result of the breach. The facility is secured against certain assets of the Company and its principal subsidiaries. In addition, the Company and certain of its subsidiaries have provided an unlimited guarantee for repayment of all amounts due under the facility.

Mastercard Facility

The MasterCard Facility with a total limit of $0.425 million provides security to MasterCard for expenses outstanding on the Company issued credit cards. As at September 30, 2021, the facility was drawn to

$0.406 million (December 31, 2020 - $0.601 million).

Short-Form Base Shelf Prospectus

On April 17, 2020, the Company filed a final short form base shelf prospectus which will allow the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt

29 | Management’s Discussion and Analysis

securities, subscription receipts, warrants and units with an aggregate value of up to $200 million, subject to filing separate supplemental prospectus for each individual equity offer. This final short form base shelf prospectus was updated and refiled with the British Columbia Securities Commission on November 18, 2021 in connection with the uplist to the NASDAQ.

LIQUIDITY

The principal liquidity needs of the Company are for working capital requirements, debt servicing and repayment obligations, and costs associated with the growth of the business. The Company is exposed to liquidity risk which is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements, reducing costs were possible given the status of the COVID-19 pandemic, and applying for any available government funding to support its business. The Company generally relies on funds generated from operations and external financing to provide sufficient liquidity to meet budgeted operating requirements.

As at September 30, 2021, the Company had cash of $1.326 million compared with $1.111 million as at December 31, 2020.

The Company’s ability to fund current and future operations is dependent on its ability to generate sources of cash through positive cash flows from operations combined with equity and/or debt financing as needed. On May 17, 2021, the Company announced it had executed a commitment letter for a $5 million secured revolving operating line with ATB Financial. As at September 30, 2021, $2.500 million of this line was drawn. The operating line is for general working capital purposes and is secured against certain assets of the Company and its principal subsidiaries. Refer to risk section below for more details.

Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes. The Company updates its forecast regularly and considers additional financial resources as appropriate. Additionally, the Company became dually listed on the NASDAQ and began trading on November 24, 2021. The Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, while balancing this with the re- opening from pandemic restrictions, which is expected to increase revenues and operating cash flows.

To date, the Company received wage subsidies totaling $5.272 million from the Canadian Government. Wage subsidies and other government support of $3.730 million for the nine months ended September 30, 2021, were included in Other Income in the Q3 2021 Financial Statements. To date, the Company received low-interest government loans totaling $1.961 million via the Paycheck Protection Program (the “PPP”) with the US Government to help alleviate the negative economic impacts on COVID-19 to its business. At September 30, 2021, $0.971 million of these loans had been forgiven. The wage subsidy program in Canada was available until the end of October 2021 while the funding for the PPP ceased on May 31, 2021.

As at September 30, 2021, the Company has a $30.302 million working capital deficiency, as a result of significant cash outflows in operating and investing activities (December 31, 2020 - $13.053 million). The working capital deficiency has increased in Q3 2021 mainly as the result of the 2019 Debentures being classified as current liabilities as they mature on May 31, 2022, partially offset by proceeds from the April equity issuance and the repayments of loans and borrowings as a function of time. Despite the working capital deficiency, the Company has continued to meet its obligations as they become due. The Company via its current credit and banking providers continues to evaluate the most accretive method to ultimately retire the 2019 debentures, which will be due in May 2022. This will be an ongoing review by the Company's management and Board of Directors.

30 | Management’s Discussion and Analysis

Analysis of Cash Flows

The following table summarizes cash inflows and outflows for the periods shown.

Cash provided by (used in):	2021	2020
Operating activities	$(18.339)	$(20.147)
Investing activities	(1.063)	(1.755)
Financing activities	19.633	26.521
Increase in cash, before effect of exchange rate fluctuation	$0.231	$4.619

Cash flows used in operating activities can vary significantly from period to period as a result of the Company’s working capital requirements which are dependent on operations and increased spending to grow the Company and expand its presence in the market.

Cash flows used in investing activities can vary depending on the nature of the transactions occurring during a period. During Fiscal 2021, most of the cash used was for the acquisition of property and equipment and the development of intangible assets. In 2020 cash used by investing activities was higher than 2021 due to acquisitions made in the period.

Cash flows provided by financing activities for Fiscal 2021 mainly result from the issuances of the 2021 Debentures and equity partially offset by net repayment of loans. Cash flows provided by financing activities for Fiscal 2020 mainly result from the issuance of convertible debentures and the proceeds from loans, net of repayments.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A description of the Company's financial instruments and financial risks that the Company is exposed to and management of these risks can be found in Note 21 of the 2020 Annual Financial Statements. Except for those noted below, there were no significant changes to the Company's exposures to those risks during Q3 2021 except as described following.

Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2020 are disclosed in Note 21 and Note 25, respectively, to the 2020 Annual Financial Statements. During the nine months ended September 30, 2021, the most significant change in commitments were associated with the issuance and subsequent conversion of the 2021 Debentures, change in operating line facility, additional loans and borrowings and forgivable government loans which are further described in Note 16(c) to the Q3 2021 Financial Statements. Commitments at December 31, 2020 have been reduced by normal course payments made during the period to September 30, 2021.

In October 2021, the Company executed a 12-year lease for its office in Calgary, Alberta. The lease term commences on December 1, 2022, preceded by a fixturing period which the Company will use to build out

31 | Management’s Discussion and Analysis

the office space to their specifications. The Company will receive a tenant improvement allowance from the landlord which the Company expects will cover most construction costs. Initial deposits of approximately $240,000 will be paid in the quarter ending December 31, 2021. The Company is subject to escalating monthly base rent payments starting at the beginning of the term, which is approximately $9.5 million in undiscounted cash flows over the term of the lease, and a proportion of variable costs including common area maintenance costs and taxes, the amount of which are still to be determined. The Company is responsible for insuring the premises. The lease contains one extension term of five years subject to notice provisions and there is no early termination option.

Foreign Currency Risk

At September 30, 2021, the C$ equivalent carrying amount of the Company’s US$ denominated monetary assets and liabilities was $10.501 million (December 31, 2020 - $8.291 million) and $10.619 million (December 31, 2020 - $16.399 million), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and US$ would impact the net loss for the period by approximately $0.006 million (December 31, 2020 - $0.405 million). USD denominated monetary liabilities decreased significantly in Q3 2021 with the conversion of the 2021 debentures.

Transactions Between Related Parties

The Company's related parties include its subsidiaries, its non-controlling interest and key management personnel. The related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as key officers and executives of the Company and directors. For the three and nine months ended September 30, 2021, and 2020, the contractual and discretionary compensation awarded to key management personnel including director fees is as follows:

Three months ended September 30,	2021	2020	Change %
Salaries, fees and short-term benefits	$0.258	$0.412	(37)%
Share-based compensation	0.097	0.167	(42)%
	$0.355	$0.579	(39)%

Nine months ended September 30,	2021	2020	Change %
Salaries, fees and short-term benefits	$1.049	$1.279	(18)%
Share-based compensation	0.251	0.532	(53)%
	$1.300	$1.811	(28)%
32 | Management’s Discussion and Analysis

At September 30, 2021, amounts due to key management personnel for salaries, director fees, and short- term benefits was $0.102 million (December 31, 2020 - $0.116 million). In addition, at September 30, 2021, the Company owed $0.030 million (December 31, 2020 - $0.033 million) to an officer of the Company for an unsecured, non-interest bearing amount.

Other Transactions and Balances

At September 30, 2021, the Company had $0.271 million (December 31, 2020 - $0.813 million) due to an entity controlled by the principal owner of Agnity Communications Inc. ("Agnity") for the purchase of assets. The amount is unsecured, non-interest bearing and due on demand.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $1.251 million and $2.790 million during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $0.600 million and $1.829 million). At September 30, 2021, the Company owed the entity $1.196 million (December 31, 2020 -

$1.139 million).

ACCOUNTING MATTERS

Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements include the accounts of mCloud, the ultimate parent company of the consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in annual financial statements prepared under IFRS as issued by the IASB have been condensed or omitted. Accordingly, the condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the "Q3 2021 Financial Statements").

The accounting policies applied in the preparation of the Q3 2021 Financial Statements are consistent with those applied and disclosed in Note 2 of the Company’s Annual Financial Statements with the exception of the expansion of the accounting policy on the 2021 Debentures conversion and Warrant liabilities which are disclosed in Note 11 and Note 12 respectively of the Q3 2021 Financial Statements.

Critical Accounting Estimates and Judgements

Management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, as described in Note 3 of the 2020 Annual Financial Statements. In addition, during the three and nine months ended September 30, 2021, management made judgements related to the measurement of the fair value of the 2021 Debentures, including the determination of the allocation of the proceeds between the host liability and conversion feature embedded derivative

33 | Management’s Discussion and Analysis

components and subsequent conversion of the debentures, including warrant liability, as described in Note 16 to the Q3 2021 Financial Statements.

At inception of an instrument, the Company determines the value of the components of convertible debt and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes. Changes in those judgements may result in a change to the recognized value of the convertible debt. The Company determines the fair value of embedded derivatives within convertible debt at the end of each reporting period until maturity or conversion.

Off-Balance Sheet Arrangements

Various forms of security have been granted by the Company and certain of its subsidiaries in favour of arm’s length lenders. The security granted gives the lenders a comprehensive level of protection against a default by the borrower in the performance of its obligations including the repayment of the indebtedness and interest thereon.

CONTROLS AND PROCEDURES

Disclosures Controls and Procedures

The Company is in compliance with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings as well as National Instrument 51-102 (Continuous Disclosure Obligations) and Form 51-102F1 regarding Management's Discussion & Analysis. In accordance with the Company's disclosure requirements under MI 51-109, the Company can confirm that there are no weaknesses or changes identified in the Company's internal controls over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect mCloud's internal controls over financial reporting during the nine months ended September 30, 2021.

34 | Management’s Discussion and Analysis

Note that the Company's authorized capital includes an unlimited number of common shares. Note as well that under the Company's Equity Incentive Plan, it may issue stock options as incentives. As at November 26, 2021, the following common shares, share purchase warrants, stock options, restricted share units and convertible debt conversion options were outstanding:

Securities Outstanding
Shares issued and outstanding	13,723,069
Share purchase warrants (1)	6,155,035
Stock options	808,287
Restricted share units	176,749
2019 convertible debentures (2)	1,563,833
2021 convertible debentures (3)	16,250
Total	22,443,223

(1)	Share purchase warrants offer the holder the right to purchase a common share of the Company at a specified price by a specific date. Share purchase warrants outstanding have exercise prices ranging from Canadian equivalent value of $5.63 - $22.50 and a weighted average remaining contractual life of 2.33 years.
(2)	Debentures are convertible at the option of the holder and have a conversion price of $15.00 and maturity date of May 31, 2022.
(3)	Debentures are convertible at the option of the holder and have a conversion price of $5.74 which has been converted to Canadian dollars at the date of this report. The Debentures have an average remaining life to maturity of 2.15 years. These debentures are the only remaining securities which did not convert.
35 | Management’s Discussion and Analysis

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital;
•	general economic, financial market, regulatory and political conditions in which the Company operates; and
•	the Company's ability to meet the evolving ESG needs of its clients (as ESG is a rapidly developing landscape, and ESG is a key component of the Company's business model).

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

36 | Management’s Discussion and Analysis

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's Annual Information Form dated April 12 , 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	the Company will be able to scale its services and reach all potential markets;
•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;
•	the Company will be able to develop its technologies and leverage certain partnerships to meet its clients' rapidly developing ESG needs and goals;
•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and
•	general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

37 | Management’s Discussion and Analysis

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com